Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030

October 6, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. David L. Orlic

Re:	Sinclair Broadcast Group, Inc.
Schedule TO-I
Filed by Sinclair Television Group, Inc.
Filed on September 20, 2010
File No. 005-44309

Ladies and Gentlemen:

This letter is being delivered by Sinclair Television Group, Inc., a Maryland corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2010 (the “Comment Letter”), with respect to the above-referenced Schedule TO-I (the “Schedule TO-I”).  For your convenience, each of the Company’s responses are set forth below the corresponding comment in the Comment Letter.

In connection with the Company’s response to the Comment Letter, the Company has filed Amendment No. 2 (“Amendment No. 2”) to the Schedule TO-I.

Item 4.  Terms of the Transaction, page 3

1.                                       You state that offer conditions may be asserted by the company regardless of the circumstances giving rise to any such condition, including actions or inactions by the company.  The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror.  Please revise.

Amendment No. 2 amends the first full paragraph on page 11 of the Offer to Purchase, which is incorporated by reference into Item 4 of the Schedule TO-I, by deleting the following parenthetical: “(including any action or inaction by the Company).” We believe the rest of the offer conditions are objectively determinable and outside the control of the offeror.

2.                                       You have included language on page i of the Offer to Purchase that would operate to exclude persons resident outside the United States under certain circumstances.  Please provide us with your analysis as to how this is consistent with Rule 13e-4(f)(8)(i).  See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

Consistent with Rule 13e-4(f)(9)(ii), Amendment No. 2 revises the applicable paragraph on page i of the Offer to Purchase, which is incorporated by reference into Item 4 of the Schedule TO-I, to clarify the Company’s intention to exclude only those Holders residing in U.S. states, not in foreign jurisdictions, where the making of the offer would not be in compliance with applicable law.

The applicable paragraph now reads as follows: “The Offer is being made to all Holders. We are not aware of any state in which the making of the Offer is prohibited by applicable law. If we become aware of any state where the making of the Offer is so prohibited or would not be in compliance with the laws of such state, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders residing in such state. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

Item 7.  Source and Amount of Funds or Other Consideration, page 5

3.                                       We note that the offer is unfinanced and subject to a financing condition.  Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed.  Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change.  Based on the Form 8-K filed on September 21, 2010, it appears that the financing condition has been satisfied.  If correct, please amend the offer materials to disclose this, and advise in your response letter how you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders, as required by Rule 13e-4(e)(3).

We respectfully advise the Staff that the Company’s Current Report on Form 8-K filed on September 21, 2010, which was incorporated by reference into the Offer to Purchase pursuant to Amendment No. 1 to the Schedule TO-I filed on September 22, 2010, discloses the commencement and pricing, but not the completion, of the Company’s private placement of Senior Unsecured Notes due 2018 (the “Private Placement”), which Private Placement comprises the financing condition. As disclosed in the Company’s Current Report on Form 8-K filed on October 5, 2010, the Company completed the Private Placement on October 4, 2010. Amendment No. 2 amends the offer materials to disclose the fact that the financing condition has been satisfied.

In response to the Staff’s request that we advise how we will disseminate this information in a manner reasonably calculated to inform security holders, we direct the Staff’s attention to the press release included as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 5, 2010, which is incorporated by reference into the Offer to Purchase pursuant to Amendment No. 2.

Item 10.  Financial Statements, page 6

4.                                       Although you included financial information in the Schedule TO itself, you do not appear to have disseminated this information to your security holders in the Offer to Purchase that was distributed to them.  Given that financial information required by Item 10 has been incorporated by reference into your schedule, your summary financial information, as described in Item 1010(c)(1)-(3) of Regulation M-A, must be disseminated to security holders.  See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website.

The Company has included the required summary financial information in the Supplement to the Offer to Purchase filed as Exhibit (a)(1)(iii) to Amendment No. 2 (the “Supplement”). The Supplement will be disseminated to security holders by first class mail.

As requested by the Staff, the Company hereby provides the following acknowledgements:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (410) 568-1500 or Jeffrey B. Grill of Pillsbury Winthrop Shaw Pittman LLP at (202) 663-9201.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ David B. Amy
David B. Amy
Secretary
Sinclair Television Group, Inc.

cc:	David D. Smith
Jeffrey B. Grill, Esq.